                                                                  Conformed Copy

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM T-1
                    STATEMENT OF ELIGIBILITY UNDER THE TRUST
                     INDENTURE ACT OF 1939 OF A CORPORATION
                          DESIGNATED TO ACT AS TRUSTEE

                      CHECK IF AN APPLICATION TO DETERMINE
                      ELIGIBILITY OF A TRUSTEE PURSUANT TO
                                SECTION 305(b)(2)

                                  HSBC Bank USA
               (Exact name of trustee as specified in its charter)

       New York                                           13-2774727
       (Jurisdiction of incorporation                     (I.R.S. Employer
       or organization if not a U.S.                      Identification No.)
       national bank)

       452 Fifth Avenue, New York, NY                     10018-2706
       (212) 525-5600                                     (Zip Code)
       (Address of principal executive offices)

                    Warren L. Tischler, Senior Vice President
                                  HSBC Bank USA
                                452 Fifth Avenue
                          New York, New York 10018-2706
                               Tel: (212) 525-1311
            (Name, address and telephone number of agent for service)

                            TEMBEC INDUSTRIES, INC.*
               (Exact name of obligor as specified in its charter)

    Canada                                              Not Applicable
    (State or other jurisdiction                        (I.R.S. Employer
    of incorporation or organization)                   Identification No.)

    800 Rene-Levesque Boulevard West,
    Suite 2790
    Montreal, Quebec                                    H3B 1X9
    (514) 871-0137                                    (Zip Code)
    (Address of principal executive offices)

                          8.625% Senior Notes due 2009
                    Guaranty of 8.625% Senior Notes due 2009
                         (Title of Indenture Securities)

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                        *TABLE OF ADDITIONAL REGISTRANTS



                                                       Province or other
                                                       jurisdiction of           I.R.S. Employer
                                                       incorporation or          Identification
Name, Address and Telephone Number                     organization              Number
----------------------------------                     ------------              ------

Tembec Inc.                                            Quebec                    Not Applicable
800 Rene-Levesque Boulevard West, Suite 2790
Montreal, Quebec, H3B 1X9
(514) 871-0137

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                                                      General
Item 1. General Information.


                 Furnish the following information as to the trustee:

         (a) Name and address of each examining or supervisory authority to which it is subject.

                 State of New York Banking Department.

                 Federal Deposit Insurance Corporation, Washington, D.C.

                 Board of Governors of the Federal Reserve System, Washington, D.C.

         (b) Whether it is authorized to exercise corporate trust powers.

                          Yes.

Item 2. Affiliations with Obligor.

                 If the obligor is an affiliate of the trustee, describe each such affiliation.

                          None

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Item 16. List of Exhibits

Exhibit
-------

T1A(i)                           (1)    Copy of the Organization Certificate of HSBC Bank USA.

T1A(ii)                          (1)    Certificate of the State of New York Banking Department dated
                                        December 31, 1993 as to the authority of HSBC Bank USA to commence business as amended effective on March 29, 1999.

T1A(iii)                                Not applicable.

T1A(iv)                          (3)    Copy of the existing By-Laws of HSBC Bank USA as  as amended on
                                        April 11, 2002.

T1A(v)                                  Not applicable.

T1A(vi)                          (2)    Consent of HSBC Bank USA required by Section 321(b) of the Trust
                                        Indenture Act of 1939.

T1A(vii)                                Copy of the latest report of condition of the trustee (December 31,
                                        2002), published pursuant to law or the requirement of its supervisory or examining authority.

T1A(viii)                               Not applicable.

T1A(ix)                                 Not applicable.


(1) Exhibits previously filed with the Securities and Exchange Commission with registration No. 022-22429 and incorporated herein by reference thereto.

(2) Exhibit previously filed with the Securities and Exchange Commission with Registration No. 33-53693 and incorporated herein by reference thereto.

(3) Exhibit previously filed with the Securities and Exchange Commission with Registration No. 333-88532 and incorporated herein by reference thereto.

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                                    SIGNATURE


Pursuant to the requirements of the Trust Indenture Act of 1939, the Trustee, HSBC Bank USA, a banking corporation and trust company organized under the laws of the State of New York, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of New York and State of New York on the 19th day of March, 2003.



                                     HSBC BANK USA


                                     By:  /s/ Frank J. Godino
                                        -----------------------------------
                                        Frank J. Godino
                                        Vice President